      August 31, 2023

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ernest Greene
Andrew Blume
Erin Donahue
Asia Timmons-Pierce

Re:	WK Kellogg Co (f/k/a North America Cereal Co.)
Amendment No. 2 to Registration Statement on Form 10
Filed August 23, 2023
File No. 001-41755

Ladies and Gentlemen:

WK Kellogg Co (f/k/a North America Cereal Co.), a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement (the “Registration Statement”) revising Amendment No. 2 to the Registration Statement on Form 10-12B filed on August 23, 2023 (“Amendment No. 2 to the Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated August 30, 2023, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the Registration Statement that address the Staff’s comments. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Registration Statement that has been marked to show changes made to Amendment No. 2 to the Registration Statement.

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Securities and Exchange Commission

August 31, 2023

Amendment 2 to Form 10 Filed on August 23, 2023

Unaudited Pro Forma Combined Financial Statements, page 73

1.        We note that several pro forma adjustments have been combined into single amounts on the face of your pro forma combined financial statements. Please present your pro forma adjustments on a gross basis to provide a clear understanding of how the amounts included in the footnotes correspond to the adjustments presented in the pro forma financial statements.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 75 – 77, 79 and 81 – 82 of the Registration Statement to clearly delineate the amount of each separate adjustment presented in the pro forma financial statements.

2.        The pro forma financial statements appear to give effect to several agreements that have not been finalized, including a proposed Credit Agreement and the Separation and Distribution Agreement, the Employee Matters Agreement, the Supply Agreement, the Intellectual Property Agreements, and the Tax Matters Agreement between you and Kellogg ParentCo. Please tell us whether or not you expect to finalize such agreements prior to the distribution and confirm you will refrain from applying pro forma adjustments for transactions not evidenced by agreements in place. Also clarify how you ultimately intend to reflect the Transition Services Agreement within your pro forma financial statements.

Response

In response to the Staff’s comment, the Company advises the Staff that the agreements referred to above (the “Spin-Off Agreements”) are in substantially final form and will be executed prior to, or contemporaneously with, the distribution. The pro forma adjustments are consistent with the contractual terms of the Spin-Off Agreements. Any changes made to the final terms of the Spin-Off Agreements are not expected to have a material impact on the pro forma adjustments included in the pro forma financial statements, and the Company has included disclosure on page 73 of the Registration Statement to make that clear. In further response to the Staff’s comment, the Company has deleted the bolded disclosure below because there will not need to be any pro forma adjustment made to the pro forma financial statements to account for the Transition Services Agreement.

In connection with the separation, WK Kellogg Co will enter into a Transition Services Agreement with Kellogg ParentCo whereby Kellogg ParentCo will continue to provide WK Kellogg Co support functional services at a cost to WK Kellogg Co, including finance, information technology and infrastructure. Discussions regarding the Transition Services Agreement are ongoing and will be completed prior to the Spin-Off. The adjustment for the Transition Services Agreement is not expected to have a material impact on pro forma net (loss) income for the year ended December 31, 2022 and the year-to-date period ended July 1, 2023 as the historical combined statement of operations for those periods already reflect allocations of costs for these services that are not expected to be materially different under the Transition Services Agreement.

* * * *

Securities and Exchange Commission

August 31, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133 or Robert Goedert, P.C. at (312) 862-7317.

Sincerely,

/s/ Robert M. Hayward, P.C.

Robert M. Hayward, P.C.

cc:	Gary Pilnick
WK Kellogg Co (f/k/a North America Cereal Co.)